February 27, 2024

Office of Industrial Applications and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:	Christie Wong

Terence O’Brien

Benjamin Richie

Katherine Bagley

Re:	Holdco Nuvo Group D.G Ltd.

Amendment No. 3 to Registration Statement on Form F-4

Filed February 9, 2024

File No. 333-274803

Ladies and Gentleman:

On behalf of our client, Holdco Nuvo Group D.G Ltd., a company organized under the laws of the State of Israel (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, date February 23, 2024. In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-4 of the Company (File No. 333-274803) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 4, is referred to as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4

Questions and Answers About the Business Combination

Q. What equity stake will current Public Shareholders, the Sponsor, LAMF Insiders . . ., page 19

1.	We note your revised disclosure throughout the filing that you have entered into a Working Capital Promissory Note that may, at the lender’s discretion, be converted upon completion of the Business Combination into up to 120,000 units of the post-business combination entity at a price of $10.00 per unit. Please revise your disclosure to disclose the fully diluted equity stake that current public shareholders, the Sponsor, LAMF Insiders, the Sponsor Investors, and Nuvo Shareholders will have in the combined company, taking into account the potential conversion of the convertible note and the exercise of any outstanding Nuvo Options and Nuvo Warrants to purchase Holdco Ordinary Shares prior to or in connection with the Business Combination.

Holdco Nuvo Group D.G Ltd.

February 27, 2024

In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 20 of the Amended Registration Statement to provide the requested information.

Risk Factors
If the funds not being held in the Trust Account are insufficient to allow LAMF to operate until the date provided, page 108

2.	We note your disclosure that the Working Capital Promissory Note is repayable in full upon the earlier of the date on which the Company consummates its initial business combination or the date of the Company’s liquidation. Please revise your disclosure to clarify the expected source of funds to repay the note if the Company were to liquidate, and the impact, if any, of this repayment on the public shareholders, including the potential per-share amount received by public shareholders upon LAMF’s liquidation. Please also disclose the source of funds for repayment of the note upon consummation of the business combination.

In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Amended Registration Statement to provide the requested information.

We may not be able to complete the Business Combination since the Business Combination may be subject to regulatory review..., page 125

3.	Your revised disclosure states that some of Nuvo’s significant shareholders are “foreign persons.” Please revise to include disclosure stating whether these shareholders will continue to be significant shareholders following the business combination, and if so, please identify the significant shareholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 125 of the Amended Registration Statement to provide the requested information.

Background of the Business Combination, page 132

4.	We note your revised disclosure in response to comment 4, including that the financial due diligence provided by Roth Capital provided the LAMF Board with a better understanding of the financial performance and related valuation of companies in the digital health industry throughout the course of their development, and helped the LAMF Board contextualize Nuvo relative to a diverse set of digital health companies. Please revise your filing to include the information required by Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A, including identifying the certain comparable digital health companies identified by Roth and disclosing the metrics applicable to each one. In addition, please disclose any compensation or fees paid to Roth Capital in connection with its due diligence report. In this regard, Item 4(b) of Form F-4 requires that information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus, and is not limited to the fairness or amount of consideration to be paid in connection with the Business Combination. Alternatively, please provide a detailed legal analysis as to why this financial due diligence is not materially related to the business combination transaction.

Holdco Nuvo Group D.G Ltd.

February 27, 2024

In response to the Staff’s comment, the Company has revised its disclosure on pages 138 to 141 of the Amended Registration Statement to provide the requested information.

5.	We note your disclosure that the LAMF Board ascribed value to the Philips MPA with respect to it serving as a validation of Nuvo’s technology, and that the LAMF Board felt comfortable advancing with a potential business combination with Nuvo given the significant progress Nuvo made on its commercialization efforts and the Philips MPA. Given the board’s consideration of the Philips MPA in recommendation the business combination, please revise your disclosure here and on page 237 to disclose the initial terms of the Philips MPA and an estimate of the aggregate amounts paid under the MPA to date, or tell us why you are unable to do so.

In response to the Staff’s comment, the Company has revised its disclosure on pages 138 and 240 of the Amended Registration Statement to provide the requested information.

Unaudited Pro Forma Condensed Combined Pro Forma Financial Statements, page 180

6.	With respect to Note (D), please disclose the offset account for the payment of the deferred offering costs.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the offsetting account for the payment of the deferred offering costs is captured within Note 3 (A) of the cash and cash equivalents line item. The Company has revised Note 3 (D) to reflect the same.

7.	With respect to Note (E), we note the adjustment was $2.5 million on page 180, but the disclosure on page 185 indicates the amount was $1.4 million, please reconcile the discrepancy.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Note 3 (E) has been updated to include proceeds of $3.9 million received from the issuance of Convertible Loans.

Business of Nuvo, page 225

8.	We note your revised disclosure on page 225 and elsewhere in your filing describing data related to fetal surveillance procedures that “normally occur once or twice weekly in the last trimester of pregnancy,” citing a 2015 source from the American Journal of Obstetrics and Gynecology. Given that your disclosure appears to describe current procedures, please revise your sources to provide more current data, or tell us why you are unable to do so.

As discussed with the Staff, the 2015 source from the American Journal of Obstetrics and Gynecology relates to the following sentence appearing on page 228 of the Amended Registration Statement: “According to a study in the American Journal of Obstetrics and Gynecology…30% were identified as low risk and 62% were identified as high risk for unexpected complications.” As previewed with the Staff, the Company in good faith does not believe there is any reliable source more recent with respect to such datapoints. In addition, the source from the American Journal of Obstetrics and Gynecology relating to the datapoint “…normally occur once or twice weekly in the last trimester of pregnancy” where it appears in the Amended Registration Statement cites to a more recent article from 2021.

Holdco Nuvo Group D.G Ltd.

February 27, 2024

Our Market Opportunity, page 238

9.	We note your revised disclosure in response to Comment 8 and reissue. Throughout the registration statement, including those previously revised instances, when presenting customer or key opinion leaders’ testimonials, observations, or supporting statements, please clarify the degree of impartiality or independence for the information. For example, please clarify the identity of these customers or individuals, whether they were provided any compensation or benefits in relation to your product, and whether references to these testimonials may be found elsewhere. For reference, non-exhaustive list of examples include:

●	“. . . our commercial customers have confirmed the applicability of various CPT codes and structures for our services.” (page 232)

●	“These customers are adding new patients every week and we are seeing high satisfaction scores from clinicians and expectant mothers.” (page 232)

●	“Through . . . commercial customer usage in the field, we have established that our INVU platform is capable of providing substantially equivalent FHR and MHR measurements. “ (pg. 233).

Alternatively, please remove these statements from your registration statement.

In response to the Staff’s comment, the Company has removed these statements from the Amended Registration Statement.

Exhibits

10.	Pursuant to SLB 19 issued by the Division of Corporation Finance, the staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. We note that the legal opinion in Exhibit 5.2 contains the assumption that “each of LAMF and the Warrant Agent is validly existing, has duly authorized, executed and delivered each of the Original Warrant Agreement, will duly authorize, execute and deliver the Warrant Assumption Agreement and had and/or has all requisite legal ability to do so,” and that you “have also assumed that pursuant to Israeli law, Holdco is validly existing, has the power to execute the Warrant Assumption Agreement and will duly authorize, execute and deliver the Warrant Assumption Agreement and has all requisite legal ability to do so.” Please revise the opinion to remove all such assumptions.

In response to the Staff’s comment, we respectfully advise the Staff that we believe that the assumptions cited in the Staff’s comment are consistent with Section II.B.3.a of Staff Legal Bulletin No. 19 (“SLB 19”). Section II.B.1.e of SLB 19 states that, if an opinion has been provided by local counsel that provides that the registrant “is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization” then counsel may assume that these statements are true when referring to the law of the jurisdiction under which the registrant is organized. See footnote 22 of SLB 19 applying these provisions to issuance of warrants. We respectfully submit to the Staff that we believe that the assumptions of the Exhibit 5.2 opinion referenced by the Staff in this comment fall into this category of appropriate assumptions on the basis that (i) Israeli counsel to the Company has expanded the opinion filed as Exhibit 5.1 to Amendment No. 4 to expressly cover the Company’s legal ability and due authorization to execute and deliver the Warrant Assignment, Assumption and Amendment Agreement, and the opinion contained therein with respect to the valid issuance of the Holdco Ordinary Shares and the Warrant Shares represents an opinion that the registrant “is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization,” as set forth in Section II.B.1.a of SLB 19 and (ii) Cayman counsel to LAMF has provided an opinion filed as Exhibit 5.3 to Amendment No. 4 to cover LAMF’s valid existence and legal ability and due authorization to execute and deliver the LAMF Warrant Agreement and the Warrant Assignment, Assumption and Amendment Agreement. We note that the Warrant Assignment, Assumption and Amendment Agreement will be executed in connection with the Closing. As a result of this, the opinions filed as exhibits to Amendment No. 4 must assume that this action will be performed in order to provide the opinions on the date they are required to be delivered.

Holdco Nuvo Group D.G Ltd.

February 27, 2024

General

11.	We note statements throughout your registration statement regarding the Company’s efficacy beliefs. For example, on page 247 the statement that “[w]e believe that the efficacy claims of our INVU platform, while not specifically approved by the FDA or similar regulatory authorities, are supported by the results of our clinical studies discussed in more detail below” and on page 254, the statement that “[o]verall, we believe, based on our clinical studies, that the INVU system has been found to be effective for the intended users, uses, and use environments.” As efficacy determinations are solely within the authority of the U.S. Food and Drug Administration, please revise these and all similar statements throughout your disclosure to remove such implications. We do not object to the disclosure of objective data obtained in your clinical studies.

In response to the Staff’s comment, the Company has removed these statements from the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Bob Grossman, Esq. at (305) 579-0756.

Very truly yours,
GREENBERG TRAURIG, P.A.

By:	/s/ Bob Grossman
Bob Grossman, Esq.

cc: Robert Powell, Chief Executive Officer